FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of December 2002

                ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA


                           Rua Sete de Setembro, 362
                   Vitoria, Espirito Santo, Brazil 29015-000
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F. Form 20-F X    Form 40-F
                                             ---

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    No X
   ---   ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this current report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA
                                                             (Registrant)


Date: December 23, 2002                By:   /s/ Sergio Pereira Pires
                                          ------------------------------------
                                       Name:  Sergio Pereira Pires
                                       Title: Chief Financial Officer

                                  EXHIBIT INDEX
                                  -------------


         1.       Announcement of a Material Fact